UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 22, 2010 announcing STMicroelectronics’ 2010 first quarter financial results.

PR No.: C2628C

STMicroelectronics Reports 2010 First Quarter Financial Results

•	Net revenues $2,325 million, up 40.1% year-over-year
•	Net earnings turned to profit of $57 million
•	Net operating cash flow of $176 million, 7.6% of sales*

Geneva, April 22, 2010 - STMicroelectronics (NYSE: STM) reported financial results for the 2010 first quarter ended March 27, 2010.

In a year-over-year comparison, net revenues increased 40.1% and were led by the Company’s IMS and ACCI product segments with 60% and 47% growth, respectively. All regions and market segments posted double-digit revenues growth. Delivering the strongest regional results were Greater China-South Asia and America with revenues rising 60% and 49%, respectively.

President and CEO Carlo Bozotti commented, “Our first quarter revenues, well in-line with our expectations, reflected the significant rebound from the economic crisis and solid demand for our products. Although supply chain constraints somewhat limited our revenues opportunities, we fully participated in the market recovery with our new and innovative products.

“The Company’s Automotive and Computer market segments posted impressive results and were up sharply with 61% and 59% growth, respectively. Sequentially, Consumer, Industrial and Automotive were the best performers.

“Mainly driven by high fab loading, our first quarter gross margin increased 1,140 basis points year-over-year to 37.7%, and expanded 70 basis points sequentially in contrast to a historical seasonal decrease.

“Last year we focused on important strategic actions to reshape our product portfolio and improve the efficiency of our operations. As a result, we are very happy to have returned the Company to profitability in the first quarter of 2010. We achieved net income of $57 million or 6 cents per share on a diluted basis, despite first quarter revenues 20% lower than the “peak” of the Company and the losses incurred by ST-Ericsson, which is focused on achieving a competitive cost structure and is progressively introducing an impressive wave of new platforms.
_________
(*) Net operating cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for a  reconciliation to U.S. GAAP.

 “The Company’s performance continues to improve quarter after quarter. Our first quarter financial results demonstrate the additional progress we have made to achieve sustainable profitability as our manufacturing machine is now loaded and ramping up, our gross margin is improving and we have positive earnings dynamics and strong cash flow.”

First Quarter Review

ST’s net revenues for the first quarter of 2010 totaled $2,325 million and included sales recorded by ST-Ericsson as consolidated by ST. Net revenues increased in comparison to the year-ago quarter in all market segments and in all regions. Net revenues decreased 10.0% sequentially, mainly reflecting fewer days in the fiscal first quarter compared to the prior quarter. ACCI and IMS product segments registered better than seasonal sequential revenues trends while the Company’s Wireless segment decreased by 17.6%.

On a year-over-year basis, all market segments posted double-digit growth, with Automotive increasing by 61%, Computer by 59%, Industrial by 37%, Consumer by 24% and Telecom by 13%. Distribution, which is essentially back to pre-recession levels, increased 114%, reflecting strong global demand and improving market conditions. Sequentially, all market segments decreased with Computer down 21%, Telecom by 14%, Automotive by 4% and Industrial and Consumer both by 1%.  Distribution decreased sequentially by 9%.

Net Revenues By Market Segment / Channel (a) (In %)	Q1 2010	Q4 2009	Q1 2009
Market Segment / Channel:
Automotive	14%	13%	12%
Computer	12%	14%	11%
Consumer	12%	11%	14%
Industrial & Other	8%	7%	8%
Telecom	35%	36%	43%
Total OEM	81%	81%	88%
Distribution	19%	19%	12%

(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

Gross margin in the first quarter of 2010 was 37.7%, 70 basis points higher than the 37.0% reported in the fourth quarter of 2009, mainly due to increased fab loading and some minor benefit due to favorable currency. As anticipated, ST’s manufacturing performance continued to improve in the first quarter as the Company is currently operating near full capacity. Gross margin increased 1,140 basis points in comparison to the year-ago period level of 26.3% principally reflecting a return to normal fab loading as well as ongoing improvement from new products.

Combined SG&A and R&D expenses were $876 million in the first quarter of 2010, compared to $906 million in the prior quarter and $837 million in the year-ago quarter.  Combined operating expenses, as a percentage of sales, were 37.7% vs. 35.1% in the prior quarter, and 50.5% in the year-ago quarter.

Related to the Company’s cost-realignment initiatives, ST posted first quarter restructuring and impairment charges of $33 million, of which $25 million were related to ST-Ericsson. ST posted restructuring and impairment charges of $96 million and $56 million in the prior quarter and year-ago period, respectively.

Revenues and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment. Unused capacity charges are reflected in the segment “Others” in the respective quarters.

Operating Segment (In Million US$)	Q1 2010 Net Revenues	Q1 2010 Operating Income (Loss)	Q4 2009 Net Revenues	Q4 2009 Operating Income (Loss)	Q1 2009 Net Revenues	Q1 2009 Operating Income (Loss)
ACCI (a)	909	48	980	62	620	(28)
IMS (a)	811	92	871	85	506	5
Wireless (b)	587	(116)	712	(48)	518	(107)
Others (c)(d)	18	(44)	20	(105)	16	(263)
TOTAL	2,325	(20)	2,583	(6)	1,660	(393)

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) first quarter net revenues increased 47% year-over-year to $909 million, mainly driven by automotive, set-top box and computer peripherals products and continued improvement in industry conditions. ACCI posted operating income of $48 million, compared to income of $62 million in the prior quarter and a loss of $28 million in the year-ago quarter. First quarter ACCI operating margin was 5.3%.

IMS (Industrial and Multisegment Product Sector) first quarter net revenues increased 60% year-over-year to $811 million, driven by strong growth in microcontrollers, analog and power discrete products and again reflected solid growth in the multi-segment market and in distribution. IMS operating income continued to increase to $92 million in the first quarter, and compares to income of $85 million in the prior quarter and income of $5 million in the year-ago quarter. First quarter IMS operating margin was 11.3%.

Mr. Bozotti commented, “Our sustained R&D efforts are now resulting in many new product introductions and important design wins with major companies across the market segments we serve. In the area of MEMS we have two new families, gyroscopes and active microphones, which recently won key design wins at several well-known portable consumer device manufacturers. We have important families of 32-bit microcontrollers for automotive, including several design wins at tier-one OEMs in Europe and the US, and industrial and security applications and new complex digital ASICs for computer peripherals and communication infrastructure, in which we recently won 3 major design wins in 32nm process technology. Focusing on 3D graphics and 3DTV applications and offering low power performance, we are introducing a new generation of set-top box and TV products. And in the area of advanced analog and smart-power and power we are introducing a large number of new products.”

Wireless net revenues in the first quarter increased 13% year-over-year to $587 million. Net revenues were driven by solid demand in Asia. Wireless operating loss in the first quarter increased to $116 million compared to an operating loss of $48 million and $107 million in the prior quarter and year-ago quarter, respectively, driven by lower revenues but partially mitigated by restructuring initiatives completed to date. Wireless operating loss in the first quarter of 2010 excludes $25 million in restructuring charges related to ST-Ericsson.

______________

(a)Reflecting the transfer of a small business unit from ACCI to IMS, the Company has reclassified prior period revenues and operating income results of ACCI and IMS.
(b) As of February 3, 2009, “Wireless” includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges, and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $1 million, $13 million and $139 million of unused capacity charges in the first quarter of 2010 and fourth and first quarters of 2009, respectively; and $33 million, $96 million and $56 million of impairment and restructuring charges in the first quarter of 2010 and fourth and first quarters of 2009, respectively.

ST recorded $72 million of income in the first quarter of 2010, $59 million and $54 million in the prior quarter and year-ago period, respectively, reflecting the net loss attributable to non-controlling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects Ericsson’s 50% share in the joint venture’s loss, as consolidated by ST.

For additional information, including key design wins, on ST-Ericsson, see www.stericsson.com

Net Results

Income tax in the first quarter was $10 million of tax benefit, mainly reflecting a limited tax benefit from ST-Ericssson’s results.

ST reported net income of $57 million in the first quarter of 2010, or $0.06 per diluted share, compared to a net loss of $70 million and $541 million in the prior quarter and year-ago period, respectively. On an adjusted basis, ST reported a first quarter of 2010 net income, excluding impairment, restructuring charges and other related closure costs attributable to parent Company’s shareholders, of $62 million, or $0.07 per share compared to $36 million, or $0.04 per share in the fourth quarter of 2009.*

For the 2010 first quarter, the effective average exchange rate for the Company was approximately $1.39 to €1.00 compared to $1.43 to €1.00 for the 2009 fourth quarter and $1.33 to €1.00 for the 2009 first quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow was $176 million and increased significantly in comparison to the year-ago period total of ($139) million, excluding M&A transactions and disposal of a financial instrument.*

Capital expenditures were $179 million during the first quarter of 2010, principally related to an increase in capacity.  In the year-ago quarter, capital expenditures were $89 million.

Inventory was $1.27 billion at quarter end, down from $1.28 billion at December 31, 2009 and $1.66 billion at March 28, 2009. In the first quarter inventory turns were 4.6, in line with the Company’s targeted range of 4.5 to 5.0 turns.

ST’s net financial position improved significantly to a net cash position of $566 million at March 27, 2010 compared to $420 million at December 31, 2009 and $254 million at March 28, 2009.* ST’s cash and cash equivalents, marketable securities (current and non-current) and restricted cash equaled $2.76 billion. Excluding cash and cash equivalents and marketable securities of $118 million related to ST-Ericsson, a $250 million restricted cash deposit as collateral for the Hynix-Numonyx loan and $47 million of non-current marketable securities, the Company’s liquidity totaled $2.34 billion. Total debt was $2.19 billion. Total equity was $8.04 billion, including non-controlling interest of $1.13 billion.

With respect to the previously disclosed portfolio of unauthorized asset-backed securities, the recent ruling of the federal district court in New York granted the Company's petition to confirm the FINRA award and required Credit Suisse to satisfy fully its obligations to ST under the award. Based on the ruling, which can still be appealed by Credit Suisse, the Company is entitled to receive an additional amount of approximately $354 million.

________________

(*)Adjusted earnings per share, net operating cash flow and net financial position are non-U.S. GAAP measures. For additional information please refer to Attachment A.

Second Quarter 2010 Business Outlook

Mr. Bozotti stated, “Turning to the second quarter, based upon our current assessment of demand and backlog, revenues should show a solid progression driven by IMS and ACCI. We expect, therefore, to see sequential revenues growth of between 6% and 12%, which equates to solid growth of 24% to 31% when compared to the year-over-year period. Based upon the anticipated mix of revenue, the gross margin should improve slightly to about 38%, plus or minus 1 percentage point.

“As the market momentum is stronger than expected, we are committed to serve the robust demand of our customers, boosting our revenues growth and continuing to improve our net earnings through the next quarters.

 “Additionally, based upon the Company’s strong financial foundation, our confidence in the Company’s ability to generate solid free cash flow and the expected proceeds of our product portfolio reshaping, our Supervisory Board has recommended to shareholders an increase in our annual cash dividend to 28 cents per share, which represents a yield of about 2.7%.”

 This outlook is based on an assumed effective currency exchange rate of approximately $1.38 = €1.00 for the 2010 second quarter, which reflects an assumed exchange rate of $1.34 = €1.00 combined with the impact of existing hedging contracts. The second quarter will close on June 26, 2010.

Recent Corporate Developments

On April 20, ST announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 25, 2010.  The main resolutions, proposed by the Supervisory Board, include:

•	Approval of the Company's 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);
•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, for the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi;
•	The distribution of an annual cash dividend of US$0.28 per share, to be paid in four equal quarterly installments.

The record date for all shareholders to participate at the Annual General Meeting will be April 28, 2010. The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, are available on the Company’s web site (www.st.com) and are available to shareholders in compliance with legal requirements.

On March 24, 2010, in connection with its legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against ST's instructions, ST received a court ruling affirming the unanimous FINRA arbitration award entered in February 2009 in its favor for more than $431 million. The ruling of the federal district court in New York granted ST’s petition to confirm the award, denied Credit Suisse's motion to vacate the award, and required Credit Suisse to satisfy fully its obligations to ST under the award. Based on the ruling, which can still be appealed by Credit Suisse, ST is entitled to receive a further amount of approximately $354 million, which includes approximately $23 million of interest to date, and which amount is to be added to the approximately $75 million received by ST last December upon selling a portion of the auction rate securities at the initiative of Credit Suisse.

On February 9, 2010, ST announced that, together with its partners Intel Corporation and Francisco Partners, it had entered into a definitive agreement with Micron Technology Inc., in which Micron will acquire Numonyx Holding B.V. in an all-stock transaction. The Numonyx Flash memory joint venture was created by the partners on March 30, 2008.  Pursuant to the terms of the transaction, at closing Micron will issue to Numonyx’s three shareholders an aggregate of 140 million shares of Micron common stock, plus up to 10 million additional shares if the volume weighted average price of Micron’s common stock for the 20 trading days, ending two days prior to closing, is lower than $9.00 per share. Micron shares will be held by ST as a financial investment.

Q1 2010 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)
Product Highlights

•	In automotive electronics:
o
ST announced its 55-nanometer embedded-Flash process technology, which will be used to implement next-generation automotive microcontroller (MCU) chips. ST is extending its production of eFlash technology to this advanced process node at its world-class 300mm manufacturing facility at Crolles, France.

o
In powertrain applications, ST gained a significant share in a major worldwide engine-control management platform, covering all car segments. And in safety applications, ST achieved design wins from two leaders, in Europe and the US, for radar-transceiver and baseband processors for medium- and long-range obstacle detection.

o
ST’s expertise in 12V Body Control Modules has been rewarded with several design wins for 32-bit MCUs from tier-one OEMs in Europe and the US and with deployment in 24V systems, addressing the major worldwide truck makers, leading to a design win from a major manufacturer in Europe. Additionally, ST was awarded a power-management ASIC design win for low-power High-Intensity-Discharge (HID) lamps, in partnership with a key European supplier.

•	In automotive infotainment:
o	ST gained an important design win for its leading-edge multi-standard (AM/FM, DAB, HD) radio-receiver DSP from a leading car electronics maker in Europe.
o
ST strengthened its leadership position in navigation processors with its Cartesio+ entering into production, and the gain of an important design win for a dashboard radio-navigation system from a leading car-infotainment OEM, targeting top Japanese car manufacturers.

o	ST also introduced a new digital-input audio-amplifier family and gained an important design win from a leading Japanese car-infotainment manufacturer.

•	In consumer applications:
o	the Company launched a number of set-top-box (STB) decoders, including:
▪	the high-end STi7108, which enables 3D-ready hybrid Internet/broadcast-TV STBs to deliver broadcast, Internet and personal content on the TV;
▪	the STi7167 single-chip demodulator/decoder for Internet-TV, terrestrial and cable STBs to increase accessibility to digital TV in growing markets such as China, India, Latin America and Africa;
▪
the STi7106 high-definition (HD) video decoder, which offers enhancements for higher performance, lower power, and lower bill-of-materials costs in STBs, and the STi5197L, which is designed for entry-level cable zapping STBs, particularly in the China market.

o	Design win activity for STB chips included:
▪	continued momentum in digital terrestrial TV (DTT) with wins for the STi7105 decoder in second-generation DTT boxes and a first design win in Argentina with the STi5205;
▪	ST’s TV switch and buffer products are now gaining designs at several low-cost STB makers in China, assisting in building ST’s silicon portfolio within these STBs;

▪	several high-definition Internet-connected and built-in web-browser STBs based on ST decoders will be launched in 2011.
o
ST gained a key design win for a single-chip DisplayPort-to-VGA convertor SoC from a major tier-one OEM in the US. The STDP3100 is being used in a dongle application sold as an accessory for a revolutionary new mobile device.

o
ST unveiled the industry’s first ‘bridge’ chipsets for the proposed iDP (Internal DisplayPort) standard for use in next-generation LCD TVs. The chipsets are compliant with the iDP interface standard proposed by ST in collaboration with LG Display.

o	ST’s STDP8028 Faroudja™-based LCD-controller SoC, which offers advanced color processing and DisplayPort and HDMI receivers, entered into volume production at several tier-one customers.
o
In audio applications, ST is to design and supply next-generation ANR™ (Ambient Active-Noise Reduction) controllers for Phitek Systems, a leader in electro-acoustic technologies, for use in audio accessories such as headphones, headsets and earphones.

•	In computer peripherals and communications:
o	ST unveiled four new members in its SPEAr™ microprocessor family, targeting embedded-control applications across several market segments in computer, communications and industrial applications.
o	ST announced that one of the members of the family, the SPEAr 300, forms the core of the newest flagship VoIP telephone from snom technology.
o	the Company also announced that the SPEAr 600 is at the heart of a new complete system solution for laser-printer applications.
o	ST won four important ASIC designs from major communication infrastructure customers. Three of these ASICs are implemented in 32nm process technology and are ST’s first design wins at 32nm.
o	ST gained two design wins with a world-leading printer manufacturer, one for mid- to high-end inkjet MFPs (Multi-Function Printers) and the second for low-end inkjet MFPs.

Industrial and Multisegment Sector (IMS) Product Highlights

•	In MEMS (Micro Electro-Mechanical Systems):
o	ST launched several new families of motion sensors for consumer and portable applications, including:
▪	a new 3-axis gyroscope with a digital output for mobile phones and gaming consoles;
▪	a digital compass module for portable navigation applications;
▪	the first members in the iNEMO™ multi-sensor Inertial Measurement Unit family;
▪	and provided first details of a family of three-axis digital accelerometers that combine the market’s smallest footprint with a drastically reduced current consumption and enhanced functionality.

o	Design win activity for MEMS devices included:
▪	qualification at several well-known brand-name portable consumer-device manufacturers for 3-axis accelerometers and 3-axis analog-output gyroscopes;
▪	a 3-axis gyroscope with digital output was selected by a major consumer product manufacturer for a next-generation smartphone;
▪	continued momentum for accelerometers and gyroscopes in leading consumer, mobile and gaming platform applications;
▪	and an agreement for the development and supply of a wireless MEMS sensor for the SENSIMED Triggerfish®, a new platform enabling better management of glaucoma patients via earlier diagnosis and treatment optimally tailored to individual patients.

•	In other sensor products, ST introduced:
o
an integrated Serial Presence Detect EEPROM memory and temperature-monitoring IC, designed to protect DDR3 DRAM modules in computing products from ultra-mobile devices to high-performance servers. ST’s solutions in this market have been accepted by all the key worldwide leaders of DRAM modules;

o	two new devices in its S-Touch™ family of single-chip touch-sensing controllers and gained an important design win from a mobile-phone manufacturer in Taiwan.

•	In high-performance analog products, ST introduced:
o
a new smart pushbutton ‘on/off’ controller IC to enable next-generation mobile products to offer easy-to-use ‘power-up,’ ‘power-down’ and ‘unfreeze/reset’ functions that will prevent damage to the end-user product;

o
a class-G stereo headphone amplifier IC that achieves significantly higher efficiency than previous-generation devices, enabling listeners to enjoy high-quality sound for longer between battery charges;

o	the world’s most integrated high-performance ultrasound pulse controller, enabling the next generation of high-performance ultrasound imaging systems.

•	In power conversion ICs:
o
ST gained key design wins, including one from a major consumer manufacturer in Europe for a kit including three different DC-DC converters for a new 2011 TV platform, and another from a leading US game-console maker for voltage-regulator ICs – due for production ramp-up in Q2 2010.

o
ST is ramping up production for DC/DC converter ICs for the power management of AMOLED (Active-matrix organic-LED) displays in mobile-phone applications from two major global players, in Europe and Korea.

o
ST began delivery of a complete kit of components for Enel’s automated smart meters. These will be installed by Endesa, the largest electricity supplier in Spain, replacing more than 13 million traditional power meters in Spain over the next few years.

•	In power transistors:
o
ST announced its innovative STAC plastic air-cavity packaging, designed to enable high-power transistors for radio-frequency (RF) applications and to deliver performance and cost advantages over alternative devices in ceramic packages – these devices are now undergoing qualification with customers in applications including broadcast transmitters, RF plasma generation and magnetic resonance imaging.

o
ST gained several design wins for its IGBTs and power MOSFETs in automotive applications, for its Intelligent Power Modules for two platforms from a leading US computer power-supply maker, and for its MDmesh™ V power MOSFETs in photovoltaic applications with three different OEMs.

•	In protection devices and AC switches:
o
ST introduced the industry’s smallest four-line flow-through protection device for high-speed differential-line interfaces. ST also saw increasing demand for its recently announced DisplayPort-interface protection IC.

o
ST reinforced its presence in the home-appliances market with a new range of overvoltage protected AC switches specified at 800V. Ideal for 24/7-connected equipment, the switches simplify design by reducing the number of components per board.

•	In general-purpose microcontrollers, ST announced several additions to its industry-leading 32-bit STM32 family, including:
o	new MCUs offering up to 1 Mbyte of Flash;

o	the STM32 Value Line of low-cost MCUs that bring the advantages of the family’s advanced industry-standard ARM Cortex-M3 core to typical 16-bit applications;
o	technological advances in the family, such as 90nm embedded Flash and an Adaptive Real-Time (ART) memory accelerator to further improve performance and power consumption;
o	and a new multi-touch ‘resistive’ touchscreen controller chip for portable consumer devices.

•
In memory ICs, ST was again ranked as the long-term leader in EEPROMs by iSuppli. From this position of strength, the Company launched an innovative dual-interface EEPROM chip, offering both wired and RF interfaces. The device is the first in a new family that provides the flexibility to remotely program or update electronic products, anytime during their lifetime and anywhere in the supply chain.

Technology Highlights

•
ST and Mentor Graphics announced a three-year joint-development project, named DeCADE, to develop advanced design solutions for the 32-nm technology node, down to the 20-nm node. The collaboration seeks to build on advanced design solutions for SoC (System-on-Chip) development for digital and analog design.

•	ST and CEA-Leti signed an agreement for ST to join the industry/research multi-partner program IMAGINE, led by CEA-Leti, for mask-less lithography for IC manufacturing.

ST-Ericsson Highlights

•	During the quarter, ST-Ericsson announced:
o	the U6715 low-cost compact and power-efficient Android-ready platform, broadening the smartphone segment and making these advanced and customizable handsets affordable for the mass-market;
o	numerous enhancements to its U8500 advanced smartphone platform;
o	breakthrough performance with a dual-core smartphone platform – each core running at a clock speed of 1.2GHz;
o	a new family of single-chip 1080p HDMI transmitters to enable streaming of high-definition multimedia content from mobile devices to TVs;
o	and support, in conjunction with ARM, for the Android operating system on next-generation multicore mobile platforms.

•
ST-Ericsson’s TD-SCDMA technology was selected by HTC for its smartphones in China. The companies are developing both advanced mobile handsets, capable of providing users with the ultimate multimedia mobile experience, and low-cost models.

•	Sagem Wireless selected ST-Ericsson as its platform provider for future Sagem Wireless devices, supporting a major part of the range of products in its portfolio.

•	ST-Ericsson also announced development cooperation with China Mobile on TD-LTE, the next-generation 4G mobile technology.

All of STMicroelectronics’ press releases are available at www.st.com/stonline/press/news/latest.htm.
All of ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

Faroudja, SPEAr, iNEMO, S-Touch and MDmesh are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.
See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
significant changes in demand in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we recently experienced a strong surge in customer demand, which has led to capacity constraints in certain applications;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•	our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the ST-Ericsson joint venture;

•
ST-Ericsson is a new wireless joint venture, representing a significant investment and risk for our business. The joint venture is currently engaged in restructuring initiatives and further declines in the wireless market, as well as the inability of ST-Ericsson to complete its ongoing restructuring plans or to successfully compete, could result in additional significant impairment and restructuring charges;

•
we currently also hold a significant non-marketable equity investment in Numonyx and are a guarantor of $225 million of its debts. As previously announced, together with our partners Intel Corporation and Francisco Partners, we have entered into a definitive agreement with Micron Technology Inc (“Micron”), pursuant to which Micron will acquire Numonyx in an all-stock transaction. There is no guaranty as to when, or if, the transaction will close, or whether the transaction will close pursuant to the terms currently planned. Furthermore, our shares in Micron are subject to certain resale restrictions and, consequently, there is no guaranty as to when we will be able to sell them and at what price;

•
our ability to compete in our industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation or require new plans;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” ”, “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

The management of STMicroelectronics will conduct a conference call and webcast on April 23, 2010 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the first quarter of 2010.

The conference call and webcast will be available via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until April 30, 2010.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges) and related tax effects.

Adjusted net earnings and earnings per share are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs attributable to parent Company’s shareholders, the impact of purchase accounting (such as in-process R&D costs and inventory step-up charges), other-than-temporary impairment (OTTI) charges on financial assets, and impairment related to equity investments, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2010 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS (diluted)
U.S. GAAP	876	(20)	57	0.06
Impairment & Restructuring		33	20
Estimated Income Tax Effect			(15)
Non-U.S GAAP	876	13	62	0.07

Q4 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	957	(6)	(70)	(0.08)
Impairment & Restructuring		96	65
Realized losses on financial assets			68
Estimated Income Tax Effect			(27)
Non-U.S GAAP	957	90	36	0.04

Q1 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	437	(393)	(541)	(0.62)
Impairment & Restructuring		56	56
Other-Than-Temporary-Impairment			58
Numonyx Impairment			200
Estimated Income Tax Effect			(40)
Non-U.S GAAP	437	(337)	(267)	(0.31)

(more)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	March 27, 2010	December 31, 2009	March 28, 2009
Cash and cash equivalents, net of bank overdrafts	1,423	1,588	1,477
Marketable securities, current	1,037	1,032	988
Restricted cash	250	250	250
Marketable securities, non-current	47	42	184
Total financial resources	2,757	2,912	2,899
Current portion of long-term debt	(904)	(176)	(159)
Long-term debt	(1,287)	(2,316)	(2,486)
Total financial debt	(2,191)	(2,492)	(2,645)
Net financial position	566	420	254

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q1 2010	Q4 2009	Q1 2009
Net cash from (used in) operating activities	393	449	(14)
Net cash from (used in) investing activities	(245)	(207)	697
Payment for purchases of / proceeds from sale of current and non-current marketable securities, and disposal of financial instrument, net	28	5	323
Net operating cash flow	176	247	1,006
Net operating cash flow (ex M&A and disposal of a financial instrument)	176	221	(139)

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 27,	December 31,	March 28,
In million of U.S. dollars	2010	2009	2009
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,423	1,588	1,480
Marketable securities	1,037	1,032	988
Trade accounts receivable, net	1,426	1,367	1,101
Inventories, net	1,265	1,275	1,656
Deferred tax assets	216	298	248
Assets held for sale	30	31	-
Other receivables and assets	628	753	896
Total current assets	6,025	6,344	6,369

Goodwill	1,055	1,071	1,121
Other intangible assets, net	810	819	894
Property, plant and equipment, net	3,802	4,081	4,341
Long-term deferred tax assets	422	333	319
Equity investments	267	273	376
Restricted cash	250	250	250
Non-current marketable securities	47	42	184
Other investments and other non-current assets	471	442	337
	7,124	7,311	7,822
Total assets	13,149	13,655	14,191

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	0	0	3
Current portion of long-term debt	904	176	159
Trade accounts payable	1,065	883	707
Other payables and accrued liabilities	1,064	1,049	1,037
Dividends payable to shareholders	0	26	0
Deferred tax liabilities	7	20	30
Accrued income tax	126	126	121
Total current liabilities	3,166	2,280	2,057

Long-term debt	1,287	2,316	2,486
Reserve for pension and termination indemnities	300	317	313
Long-term deferred tax liabilities	25	37	26
Other non-current liabilities	334	342	355
	1,946	3,012	3,180
Total liabilities	5,112	5,292	5,237
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,319,305 shares issued, 878,382,637 shares outstanding)
Capital surplus	2,489	2,481	2,455
Accumulated result	2,778	2,723	3,521
Accumulated other comprehensive income	860	1,164	890
Treasury stock	(375)	(377)	(480)
Total parent company shareholders' equity	6,908	7,147	7,542
Noncontrolling interest	1,129	1,216	1,412
Total equity	8,037	8,363	8,954
Total liabilities and equity	13,149	13,655	14,191

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2010	Q4 2009	Q1 2009

Net Cash from (used in) operating activities	393	449	(14)
Net Cash from (used in) investing activities	(245)	(207)	697
Net Cash used in financing activities	(264)	(218)	(188)
Net Cash increase (decrease)	(165)	12	471

Selected Cash Flow Data (in US$ millions)	Q1 2010	Q4 2009	Q1 2009

Depreciation & amortization	310	355	335
Payment for Capital expenditures	(179)	(190)	(89)
Dividends paid to shareholders	(26)	(27)	(71)
Change in inventories, net	(28)	11	123

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March, 27	March 28,
	2010	2009

Net sales	2,311	1,657
Other revenues	14	3
NET REVENUES	2,325	1,660
Cost of sales	(1,449)	(1,223)
GROSS PROFIT	876	437
Selling, general and administrative	(281)	(280)
Research and development	(595)	(557)
Other income and expenses, net	13	63
Impairment, restructuring charges and other related closure costs	(33)	(56)
Total Operating Expenses	(896)	(830)
OPERATING LOSS	(20)	(393)
Other-than-temporary impairment charge on financial assets	-	(58)
Interest income, net	3	1
Loss on equity investments	(5)	(232)
Loss on financial instruments, net	(3)	(8)
LOSS BEFORE INCOME TAXES	(25)	(690)
AND NONCONTROLLING INTEREST
Income tax benefit	10	95
LOSS BEFORE NONCONTROLLING INTEREST	(15)	(595)
Net loss attributable to noncontrolling interest	72	54
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	57	(541)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.07	(0.62)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.06	(0.62)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	882.9	874.3
DILUTED EARNINGS (LOSS) PER SHARE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer